

February 28, 2013

Via E-mail
Global-Tech Advanced Innovations Inc.
John C.K. Sham
President, Chief Executive Officer and Acting Chief Financial Officer
12/F., Kin Teck Industrial Building, 26
Wong Chuk Hang Road
Aberdeen, Hong Kong

> **Re:** **Global-Tech Advanced Innovations Inc.**
> **Form 20-F for the Year Ended March 31, 2012**
> **Filed July 24, 2012**
> **File No. 001-14812**

Dear Mr. Sham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Major Shareholders, page 40

1. In future filings revise the sentence which begins "To the best of our knowledge, and other than as disclosed in this annual report…" to make clear that you are controlled by your officers, directors and members of their families. We note the risk factor titled "Concentration of ownership" on page 9. In addition, please ensure that the information provided in the Major Shareholders table accurately depicts ownership interest. We note that the percentage ownership interest figure for Shun Chi Hui appears inaccurate.

<u>Related party Transactions, page 40</u>

2. To the extent that you continue to pay the real estate rental expenses denoted in Note 10(a) to the financial statements, please disclose and describe these payments within this section.

<u>Exhibit Index, page E-1</u>

3. You incorporate several of your exhibits by reference to "the Registration Statement." Please revise going forward to cite the form of registration statement, filing number and date filed, so that investors can easily find these exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at 202-551-3273 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director